UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO SECTION 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2007

Commission File Number 000-51505

PHARMAXIS LTD

(Translation of registrant’s name into English)

Unit 2, 10 Rodborough Road

Frenchs Forest

NSW 2086

Australia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  ☐    No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

ASX/NASDAQ Media release	2 February 2007

PHASE III BRONCHITOL CLINICAL TRIAL FULLY RECRUITED

Pharmaceutical company Pharmaxis (ASX: PXS, NASDAQ: PXSL) today announced that its Phase III clinical trial of Bronchitol in bronchiectasis has reached the recruitment target of 354 subjects.

The double blinded placebo controlled trial, which commenced dosing subjects in May 2006, is being conducted at 22 hospitals across Australia, New Zealand and the United Kingdom. It is expected to complete and report in the middle of 2007.

Subjects enrolled into the study receive Bronchitol or placebo for three months and may voluntarily elect to continue treatment for an additional nine months. Data on the effectiveness of Bronchitol is collected after the first three months of treatment.

Dr Alan Robertson, Pharmaxis CEO said: “We believe Pharmaxis has the only product in Phase III clinical trials for this indication worldwide and we continue to supply the drug on a compassionate use basis to patients throughout Australia. A positive outcome from this study will enable us to seek approval to market Bronchitol.

“The trial has been conducted very smoothly which is a credit to everyone involved. We look forward to the reporting of the trial and to the next phase of the development of Bronchitol.”

Bronchiectasis is an incurable, degenerative and chronic lung condition affecting more than half a million people worldwide. In the United States, at least 110,000 people are receiving treatment for bronchiectasis, medical-care expenditure is over US$630 million per year and patients spend between US$6,000 and US$13,000 on treatment. Widespread availability of high resolution scanners is leading to increases in diagnosis rates and the understanding that bronchiectasis is more common than previously thought. Pharmaxis is developing Bronchitol as a twice daily treatment administered directly to the patient’s lungs.

SOURCE:	Pharmaxis Ltd, Sydney, Australia
CONTACT:	Alan Robertson - Chief Executive Officer
Ph: +61 2 9454 7200, Email: arobertson@pharmaxis.com.au

RELEASED THROUGH:

United States: Brandon Lewis, Trout Group, +1 212 477 9007, email blewis@troutgroup.com

Australia: Virginia Nicholls, +61 (0)417 610 824, email virginia.nicholls@pharmaxis.com.au

About Bronchitol

Pharmaxis Ltd is developing Bronchitol for the management of chronic obstructive lung diseases including cystic fibrosis, bronchiectasis and chronic bronchitis. Bronchitol is a proprietary formulation of mannitol administered as a dry powder in a convenient hand-held inhaler. It is designed to hydrate the lungs, restore normal lung clearance mechanisms, and help patients clear mucus more effectively. Clinical studies have shown Bronchitol to be well tolerated, to improve quality of life, and to stimulate mucus hydration and clearance in people with cystic fibrosis and bronchiectasis.

About Bronchiectasis

Bronchiectasis is one of the chronic obstructive pulmonary diseases, or COPDs, and affects children and adults. It is often mistaken for asthma or pneumonia and misdiagnosis is common. In this disease the bronchial tubes become irreversibly enlarged, forming pockets that can become infected. The bronchi walls are damaged, causing impairment to the lung’s complex cleaning system. The tiny hairs, or cilia, which line the bronchial tubes and sweep them free of dust, germs and excessive mucus are unable to function properly. The result is that matter such as mucus and bacteria accumulates affecting the performance of the lungs and the quality of life of the individual.

About Pharmaxis

Pharmaxis (ACN 082 811 630) is a specialist pharmaceutical company involved in the research, development and commercialization of therapeutic products for chronic respiratory and autoimmune diseases. Its development pipeline of products include Aridol for the management of asthma, Bronchitol for cystic fibrosis and chronic obstructive pulmonary disease (COPD) and PXS64 for the treatment of multiple sclerosis.

Founded in 1998, Pharmaxis is listed on the Australian Stock Exchange (symbol PXS), and on NASDAQ Global Market (symbol PXSL). The company is headquartered in Sydney at its TGA-approved manufacturing facilities. For more information about Pharmaxis, go to www.pharmaxis.com.au or contact Jane Sugden, Investor Relations +61 2 9454 7230.

Forward-Looking Statements

The statements contained in this press release that are not purely historical are forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements in this press release include statements regarding our expectations, beliefs, hopes, goals, intentions, initiatives or strategies, including statements regarding the potential for Aridol and/or Bronchitol. All forward-looking statements included in this press release are based upon information available to us as of the date hereof, and we assume no obligation to update any such forward-looking statement as a result of new information, future events or otherwise. We can not guarantee that any product candidate will receive FDA or other regulatory approval or that we will seek any such approval. Factors that could cause or contribute to such differences include, but are not limited to, factors discussed in the “Risk Factors and Other Uncertainties” section of our Form 20-F lodged with the U.S. Securities and Exchange Commission.

Pharmaxis Ltd

ABN 75 082 811 630

ASX Half year report – 31 December 2006

Lodged with the ASX under Listing Rule 4.2A

This report is to be read in conjunction with the financial statements for the year ended 30 June 2006 and any public announcements made by Pharmaxis Ltd during the interim reporting period in accordance with the continuous disclosure requirements of the Corporations Act 2001.

Pharmaxis Ltd

ABN 75 082 811 630

Reporting period: Half year ended 31st December 2006

(Previous corresponding period: Half year ended 31st December 2005)

Results for announcement to the market

				A$’000
Revenue from ordinary activities	Up	101%	to	2,893
Profit(loss) from ordinary activities after tax	Up	102%	to	(13,278)
Net profit(loss) for the half year attributable to members	Up	102%	to	(13,278)

Dividends

It is not proposed to pay a dividend

Other Appendix 4D information

	31 December 2006	31 December 2005
Net tangible assets per ordinary share	$0.48	$0.62

2

Pharmaxis Ltd

Half Year Report - 31 December 2006

This half year report covers both Pharmaxis Ltd as an individual entity and the consolidated entity consisting of Pharmaxis Ltd and its subsidiary. The financial report is presented in the Australian currency.

Pharmaxis Ltd is a company limited by shares, incorporated and domiciled in Australia. Its registered office and principal place of business is:

Pharmaxis Ltd

Unit 2, 10 Rodborough Road

Frenchs Forest, Australia 2086

This interim financial report does not include all the notes of the type normally included in an annual financial report. Accordingly, this report is to be read in conjunction with the financial statements for the year ended 30 June 2006 and any public announcements made by Pharmaxis Ltd during the interim reporting period in accordance with the continuous disclosure requirements of the Corporations Act 2001.

A description of the nature of the consolidated entity’s operations and its principal activities is included in the review of operations and activities in the directors’ report which is not part of this financial report.

The half year report was authorised for issue by the directors on 8th February 2007. The company has the power to amend and reissue the financial report.

Through the use of the internet, we have ensured that our corporate reporting is timely, complete, and available globally at minimum cost to the group. Press releases, financial reports and other information are available at our website: www.pharmaxis.com.au.

Pharmaxis Ltd

Directors Report

For the half-year ended 31 December 2006

Your directors present their report on the group for the half-year ended 31 December 2006.

Directors

The following persons were directors of the company during the whole of the half-year and up to the date of this report:

Denis Hanley

Alan Robertson

Charles Kiefel

Malcolm McComas

Peter Farrell

John Villiger (appointed 15th November 2006)

Brigitte Smith (retired 26th October 2006)

Review of operations

Overview

Major milestones achieved during the first half of fiscal 2007 included:

•	Marketing approval received for Aridol in Sweden, the key first approval in the European mutual recognition procedure

•	Appointment of Aridol distributors for Greece, Italy and Netherlands

•	Aridol marketing application filed in Switzerland

•	First shipments of Aridol to the United States and Europe

•	Closed and reported the US Phase III clinical trial of Aridol

•	The United States Food and Drug Administration granted fast track status to Bronchitol for cystic fibrosis

•	Regulatory approval received to commence the UK arm of a Phase III clinical trial to evaluate Bronchitol in patients suffering from cystic fibrosis

Financial Highlights

	31 December 2006	31 December 2005
	$’000	$’000
Revenue from sale of goods	117	—
Cost of sales	(29)	—

Gross profit	88	—
Interest income	2,776	1,436
Government research grants	1,187	430
Other expenses from ordinary activities
Research & development expenses	(13,772)	(5,646)
Administration expenses	(1,881)	(2,182)
Commercial expenses	(1,616)	(603)
Foreign exchange losses	(52)	—

Loss before income tax	(13,270)	(6,565)
Income tax expense	(8)	—

Loss for the period	(13,278)	(6,565)

Cash and cash equivalents	86,073	106,434
Net assets	86,419	108,906

Pharmaxis Ltd

Directors Report

For the half-year ended 31 December 2006

Revenue from sale of goods:

The group shipped Aridol to customers in the United States, Sweden and Australia during the period, following approval and the first commercial sale of Aridol in the second half of the 2006 financial year. Gross margin was 75% of sales value.

Grant income:

Grant income in the half-year ended 31 December 2006 derives predominantly from the Pharmaceuticals Partnerships Program (P3) grant awarded to the group in April 2004. The grant payable to Pharmaxis is calculated at 30% of the increase of eligible R&D expenditure over a base amount (derived from average prior year expenditures), less other research grants received in the period. Predominantly all of the grant income in the half-year ended 31 December 2005 derived from a R&D Start Grant for the development of new treatments for cystic fibrosis which concluded in December 2005.

Interest:

The increase in interest income is attributable to the greater level of funds invested during the first half of fiscal 2007. The group started the current fiscal year with $98 million of cash and bank accepted bills of exchange. By contrast, the group started the 2006 fiscal year with $33 million of cash and bank accepted commercial bills to which was added approximately $80 million in November 2005 from a capital raising in Australia and the United States.

Research & development expenses:

Research & development expenses increased by approximately $8.1 million in the first half of fiscal 2007 compared to the first half of fiscal 2006. There are presently five components to research & development expenses:

1.	The research unit based at the John Curtin School of Medical Research within the Australian National University accounted for approximately 2 percent of our total research and development expenditure in the current half-year. The research unit is focused on autoimmune diseases. The work of this research unit was transferred to our North Ryde facilities during the current half year and the level of expenditure in the first half of fiscal 2007 therefore decreased by over 60% compared to the first half of fiscal 2006.

2.	The drug discovery unit based in leased laboratories at North Ryde was opened in the second-half of fiscal 2006. This unit accounted for approximately 4 percent of our total research and development expenditure in the current half-year. It is focused on autoimmune and respiratory drug discovery and during the current half year assumed responsibility for all research work previously carried out at the Australian National University. This area of expenditure accounted for approximately seven percent of the increase in overall research & development expenditure during the current half-year.

3.	The preclinical development group located at our Frenchs Forest facility accounted for approximately 12 percent of our total research and development expenditure in the current half-year and increased by approximately 81 percent compared to the prior comparable period. This group is managing the outsourced safety/toxicology studies of the Aridol and Bronchitol products and the preclinical development of lead compounds in the autoimmune area. Predominantly all of the expenditure in the current half-year related to the Aridol and Bronchitol safety studies. This area of research accounted for approximately nine percent of the increase in overall research & development expenditure during the current half-year.

4.	The clinical group located at our Frenchs Forest Facility accounted for approximately 62 percent of our total research and development expenditure in the current half-year and increased by approximately 238 percent compared to the prior comparable period. The clinical group designs and monitors the clinical trials run by the group. The majority of the expenditures of this group are directed at hospitals and other services related to the conduct and analysis of clinical trials. This increase in expenditure reflects the increased number of active clinical trials in the first half of fiscal 2007. This area of research accounted for approximately 74 percent of the increase in overall research & development expenditure during the current half-year.

5.	Manufacturing. The TGA registered manufacturing facility at Frenchs Forest is focused on producing material for clinical trials and developing enhanced manufacturing processes. It is therefore classified as a research & development expenditure. Manufacturing accounted for approximately 20 percent of our total research and development expenditure in the current half-year and increased by approximately 63 percent compared to the prior comparable period, reflecting production of material for clinical trials and preclinical development and product stability studies required to support registration applications. This area of expenditure accounted for approximately 15 percent of the increase in overall research & development expenditure during the current half-year.

Administration expenses:

Administration expenses include accounting, administration, recruitment and public company costs. Administration expenses for the current half-year were $1.9 million, a decrease of 14 percent over the prior comparable period. The decrease in administration expenses in the current half-year is mainly attributable to the half-year ended 31 December 2005 including one-off costs incurred in listing the Company on Nasdaq and reduced staff relocation expenses in the current half year.

Pharmaxis Ltd

Directors Report

For the half-year ended 31 December 2006

Commercial expenses:

The commercial group is responsible for the launch of Aridol in Australia, Europe and the United States. The 168% increase in commercial expenses is directly related to the increased level of activity as the group launched Aridol in Australia and prepared for the commercial launch in Europe.

Foreign exchange losses:

Foreign exchange losses relate to the movement in foreign exchange rates between the point in time when invoices from overseas suppliers are booked as liabilities and the date on which the invoices are paid.

Income tax expense:

Income tax expense relates to income generated by the Group’s UK subsidiary which was incorporated during the year and is currently reimbursed for its expenditures on a cost plus basis upon which tax is payable.

Balance Sheet:

The group ended the half year with $86 million in cash and bank accepted commercial bills.

Major items of capital expenditure during the period included the installation of additional laboratory equipment to permit higher QC capacity and support US FDA approval.

Shareholders are advised that additional information concerning the group’s progress in the quarter ended 31st December 2006 is contained in the December 2006 Quarterly Report to Shareholders, available on the Pharmaxis website.

Auditors’ independence declaration

A copy of the auditors’ independence declaration as required under section 307C of the Corporations Act 2001 is set out on page 5.

Rounding of amounts

The Company is of a kind referred to in Class Order 98/100, issued by the Australian Securities & Investments Commission, relating to the “rounding off” of amounts in the directors’ report and financial report. Amounts in the directors’ report and financial report have been rounded off to the nearest thousand dollars in accordance with that Class Order.

This report is made in accordance with a resolution of the directors.

/s/ Alan D Robertson
Alan D Robertson Director

8th February 2007

PricewaterhouseCoopers ABN 52 780 433 757 Darling Park Tower 2 201 Sussex Street GPO BOX 2650 SYDNEY NSW 1171 DX 77 Sydney Australia www.pwc.com/au Telephone +61 2 8266 0000 Facsimile +61 2 8266 9999

Auditors’ Independence Declaration

As lead auditor for the review of Pharmaxis Ltd for the half year ended 31 December 2007, I declare that to the best of my knowledge and belief, there have been:

a)	no contraventions of the auditor independence requirements of the Corporations Act 2001 in relation to the audit; and

b)	no contraventions of any applicable code of professional conduct in relation to the audit.

This declaration is in respect of Pharmaxis Ltd and the entities it controlled during the period.

/s/ WHB Seaton
WHB Seaton Partner PricewaterhouseCoopers	Sydney 8 February 2007

Liability limited by a scheme approved under Professional Standards Legislation

Pharmaxis Ltd

Income statement

For the half-year ended 31 December 2006

	Notes	31 December 2006	31 December 2005
		$’000	$’000
Revenue from continuing operations
Revenue from sale of goods	2	117	—
Cost of sales		(29)	—

Gross profit		88	—
Other revenue	2	2,776	1,436
Other income	3	1,187	430
Other expenses from ordinary activities	4
Research & development expenses		(13,772)	(5,646)
Administration expenses		(1,881)	(2,182)
Commercial expenses		(1,616)	(603)
Foreign exchange losses		(52)	—

Loss before income tax		(13,270)	(6,565)
Income tax expense		(8)	—

Loss for the period		(13,278)	(6,565)

Earnings per share:		Cents	Cents
Basic earnings / (loss) per share	9	(7.5)	(4.5)
Diluted earnings / (loss) per share	9	(7.5)	(4.5)

The above income statement should be read in conjunction with the accompanying notes.

Pharmaxis Ltd

Balance sheet

As at 31 December 2006

	Notes		31 December 2006	30 June 2006
			$’000	$’000
ASSETS
Current assets
Cash and cash equivalents			86,073	97,840
Trade and other receivables			1,679	1,371
Inventories			72	100

Total current assets			87,824	99,311

Non-current assets
Receivables			255	284
Other financial assets			271	272
Plant and equipment			3,637	3,205
Intangible assets			1,181	1,195

Total non-current assets			5,344	4,956

Total assets			93,168	104,267

LIABILITIES
Current liabilities
Trade and other payables			6,616	5,257
Other liabilities			29	48
Current tax liabilities			13	5

Total current liabilities			6,658	5,310

Non-current liabilities
Provisions			91	63
Other liabilities			—	6

Total non-current liabilities			91	69

Total liabilities			6,749	5,379

Net assets			86,419	98,888

EQUITY
Contributed equity	5	(a)	134,925	134,745
Reserves	5	(c)	3,151	2,522
Accumulated losses	5	(d)	(51,657)	(38,379)

Total equity			86,419	98,888

The above balance sheet should be read in conjunction with the accompanying notes.

Pharmaxis Ltd

Statement of changes in equity

For the half-year ended 31 December 2006

	31 December 2006	31 December 2005
	$’000	$’000
Total equity at the beginning of the financial year	98,888	35,467
Total recognised income and expense for the period
Loss for the period	(13,278)	(6,565)
Transactions with equity holders in their capacity as equity holders
Contributions of equity, net of transaction costs	180	79,600
Employee share options	629	404

Total equity at the end of the financial period	86,419	108,906

The above statement of changes in equity should be read in conjunction with the accompanying notes.

Pharmaxis Ltd

Cash flow statement

For the half-year ended 31 December 2006

	31 December 2006	31 December 2005
	$’000	$’000
Cash flows from operating activities
Receipts from customers (inclusive of goods and services tax)	74	—

Payments to suppliers and employees (inclusive of goods and services tax)	(14,863)	(7,378)

	(14,789)	(7,378)
Research grant receipts from government	941	363
Interest received	2,776	1,436
Income taxes paid	—	—

Net cash outflow from operating activities	(11,072)	(5,579)

Cash flows from investing activities
Payments for plant and equipment	(833)	(960)
Proceeds from disposal of plant & equipment	12	—
Payments for intangible assets	(55)	(16)

Net cash outflow from investing activities	(876)	(976)

Cash flows from financing activities
Proceeds from issues of shares	180	86,554
Share issue transaction costs	—	(6,954)

Net cash inflow from financing activities	180	79,600

Net increase/(decrease) in cash and cash equivalents	(11,768)	73,045

Cash and cash equivalents at the beginning of the financial year	97,840	33,389

Effects of exchange rate changes on the balance of cash held in foreign currencies	1	—

Cash and cash equivalents at the end of the financial period	86,073	106,434

The above cash flow statement should be read in conjunction with the accompanying notes.

Pharmaxis Ltd

Notes to the financial statements

For the half-year ended 31 December 2006

1.	Basis of preparation of half-year report

This general purpose financial report for the interim half-year reporting period ended 31 December 2006 has been prepared in accordance with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Act 2001.

This interim financial report does not include all the notes of the type normally included in an annual financial report. Accordingly, this report is to be read in conjunction with the annual report for the year ended 30 June 2006 and any public announcements made by Pharmaxis Ltd during the interim reporting period in accordance with the continuous disclosure requirements of the Corporations Act 2001.

The accounting policies adopted are consistent with those of the previous financial year and corresponding interim reporting period.

The financial report relates to the consolidated group, being the Company and its subsidiary. As the subsidiary was acquired 6th February 2006 the comparative data for the period to 31 December 2005 relates to the Company itself.

2.	Revenue

	31 December 2006	31 December 2005
	$’000	$’000
Sales revenue
Sale of goods	117	—

Other revenue
Interest	2,776	1,436

3. Other income
Government grants	1,187	430

Government grants comprised the following:

i. R&D START program grants of $24 (2005: $424).

ii. Australian Government’s Pharmaceuticals Partnerships Program (“P3”) grants of $1,163 (2005: $Nil).

iii. NSW Department of State and Regional Development commercial grants of $Nil (2005: $6).

4.	Expenses

	31 December 2006	31 December 2005
	$’000	$’000
Loss before income tax includes the following specific expenses:
Depreciation
Plant and equipment	325	433
Computer equipment	50	32
Leasehold improvements	11	22

Total depreciation	386	487

Amortisation
Patents	46	45
Trademarks	1	—
Software	21	—

Total amortisation	68	45

Pharmaxis Ltd

Notes to the financial statements

For the half-year ended 31 December 2006

(continued)

4.	Expenses (continued)

	31 December 2006	31 December 2005
	$’000	$’000
Net loss on disposal of plant and equipment	3	—
Rental expense relating to operating leases	233	167
Net foreign exchange losses	52	—
Employee benefits expense
Defined contribution superannuation expense	219	139
Other employee benefits expenses	4,265	2,505

5.	Equity and reserves

	Parent entity		Parent entity
	31 December 2006	30 June 2006	31 December 2006	30 June 2006
	Shares	Shares	$’000	$’000
(a) Share capital
Ordinary shares
Fully paid	177,355,717	176,903,592	134,925	134,745

Movements in ordinary share capital:

Date	Details	Number of shares	Issue price	$’000
1 July 2006	Opening balance	176,903,592		134,745
19 July 2006	Exercise of employee options	56,000	$0.3125	18
19 July 2006	Exercise of employee options	1,500	$1.7900	3
4 September 2006	Exercise of employee options	10,000	$0.3125	3
19 October 2006	Exercise of employee options	60,000	$0.1250	7
19 October 2006	Exercise of employee options	160,000	$0.3125	50
19 October 2006	Exercise of employee options	25,000	$1.7900	45
6 November 2006	Exercise of employee options	10,000	$0.3125	3
27 November 2006	Exercise of employee options	2,500	$1.1470	3
27 November 2006	Exercise of employee options	10,000	$0.3125	3
27 November 2006	Exercise of employee options	1,500	$1.7900	3
7 December 2006	Exercise of employee options	3,125	$1.7900	6
7 December 2006	Exercise of employee options	2,500	$0.8340	2
7 December 2006	Exercise of employee options	110,000	$0.3125	34

31 December 2006	Balance	177,355,717		134,925

(b)	Ordinary shares

Ordinary shares entitle the holder to participate in dividends and the proceeds on winding up of the company in proportion to the number of and amounts paid on the shares held.

On a show of hands every holder of ordinary shares present at a meeting in person or by proxy, is entitled to one vote, and upon a poll each share is entitled to one vote.

Pharmaxis Ltd

Notes to the financial statements

For the half-year ended 31 December 2006

(continued)

5.	Equity and reserves (continued)

		31 December 2006	30 June 2006
		$’000	$’000
(c)	Movements in reserves
	Share-based payments reserve
	Balance 1 July	2,521	1,397
	Option expense	629	1,124

	Balance end of financial period	3,150	2,521

	Foreign currency translation reserve
	Balance 1 July	1	—
	Currency translation differences arising during the period	—	1

	Balance end of financial period	1	1

(d)	Accumulated losses
	Movements in accumulated losses were as follows:
		2006	2006
		$’000	$’000
	Balance 1 July	(38,379)	(20,646)
	Net loss for the period	(13,278)	(17,733)

	Balance end of financial period	(51,657)	(38,379)

(e)	Nature and purpose of reserves

(i)	Share-based payments reserve

The share-based payments reserve is used to recognise the fair value of options granted.

(ii)	Foreign currency translation reserve

Exchange differences arising on translation of the foreign controlled entity are taken to the foreign currency translation reserve.

6.	Contingent liabilities

The parent entity and Group had contingent liabilities at 31 December 2006 in respect of:

Government grants

The group has received three separate Australian Government research grants under the R&D START Program, all three of which have been completed. The Government may require the group to repay all or some of the amount of a particular grant together with interest in either of the following circumstances:

a)	the company fails to use its best endeavours to commercialise the relevant grant project within a reasonable time of completion of the project; or

b)	upon termination of a grant due to breach of agreement or insolvency.

The group continues the development and commercialisation of all three projects funded by the START Program. The total amount received under the START Program at 31 December 2006 was $4,708.

Pharmaxis Ltd

Notes to the financial statements

For the half-year ended 31 December 2006

(continued)

6.	Contingent liabilities (continued)

The group received $1,163 (2005: $55) under the Australian Government’s Pharmaceuticals Partnerships Program (“P3”) during the financial period. The Government may require the group to repay all or some of the amount of the grant together with interest in any of the following circumstances:

a)	the Government determines that expenditure claimed on research projects do not meet the P3 guidelines; or

b)	upon termination of the grant due to breach of agreement, change in control of the group or insolvency.

Other

The company has entered into an agreement with Macquarie Goodman to underwrite costs incurred as part of a development application for the proposed development of a purpose built facility. In the event that an Agreement of Lease is not entered into between the company and Macquarie Goodman in connection with the proposed development the company will be required to pay $40 toward the DA submission.

Guarantees

The group’s bankers have issued a bank guarantee of $177 in relation to a rental bond for which no provision has been made in the accounts. This bank guarantee is secured by a security deposit held at the bank.

7.	Events occurring after the balance sheet date

No matter or circumstance has arisen since 31 December 2006 that has significantly affected, or may significantly affect:

(a) the group’s operations in future financial years, or

(b) the results of those operations in future financial years, or

(c) the group’s state of affairs in future financial years.

8.	Financial reporting by segments

The group operates predominantly in one industry. The principal activities of the group are the research, development and commercialisation of pharmaceutical products.

The group operates predominantly in one geographical area, being Australia.

9.	Earnings per share

		31 December 2006	31 December 2005
		Cents	Cents
(a)	Basic earnings per share
	Loss attributable to the ordinary equity holders of the company	(7.5)	(4.5)
(b)	Diluted earnings per share
	Loss attributable to the ordinary equity holders of the company	(7.5)	(4.5)
(c)	Weighted average number of shares used as the denominator
	Weighted average number of ordinary shares used as the denominator in
	calculating basic and diluted earnings / (loss) per share	177,079,426	145,644,489

(d)	Information concerning the classification of securities

Options

Options granted to employees under the Pharmaxis Ltd Employee Option Plan are considered to be potential ordinary shares and have been included in the determination of diluted earnings per share to the extent to which they are dilutive. The options have not been included in the determination of basic earnings per share. Given the entity is currently loss making, the potential ordinary shares are anti-dilutive and have therefore not been included in the diluted earnings per share calculation.

Pharmaxis Ltd

Directors’ declaration

31 December 2006

In the directors’ opinion:

(a)	the financial statements and notes set out on pages 6 to 13 are in accordance with the Corporations Act 2001, including:

(i)	complying with Accounting Standards, the Corporations Regulations 2001 and other mandatory professional reporting requirements; and

(ii)	giving a true and fair view of the consolidated entity’s financial position as at 31 December 2006 and of its performance, as represented by the results of its operations, changes in equity and its cash flows, for the half-year ended on that date; and

(b)	there are reasonable grounds to believe that Pharmaxis Ltd will be able to pay its debts as and when they become due and payable.

This declaration is made in accordance with a resolution of the directors.

/s/ Alan D Robertson
Alan D Robertson
Director

Sydney

8th February 2007

PricewaterhouseCoopers ABN 52 780 433 757 Darling Park Tower 2 201 Sussex Street GPO BOX 2650 SYDNEY NSW 1171 DX 77 Sydney Australia www.pwc.com/au Telephone +61 2 8266 0000 Facsimile +61 2 8266 9999

Independent review report to the members of Pharmaxis Ltd

Matters relating to the electronic presentation of the reviewed financial report

This review report relates to the financial report of Pharmaxis Ltd (the Company) for the half-year ended 31 December 2006 included on Pharmaxis’ web site. The Company’s directors are responsible for the integrity of the Company’s web site. We have not been engaged to report on the integrity of this web site. The review report refers only to the financial report identified below. It does not provide an opinion on any other information which may have been hyperlinked to/from the financial report. If users of this report are concerned with the inherent risks arising from electronic data communications they are advised to refer to the hard copy of the reviewed financial report to confirm the information included in the reviewed financial report presented on this web site.

Statement

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the financial report of Pharmaxis Ltd:

•

does not give a true and fair view, as required by the Corporations Act 2001 in Australia, of the financial position of Pharmaxis Ltd as at 31 December 2006 and of its performance for the half-year ended on that date, and

•

is not presented in accordance with the Corporations Act 2001, Accounting Standard AASB 134: Interim Financial Reporting and other mandatory financial reporting requirements in Australia, and the Corporations Regulations 2001.

This statement must be read in conjunction with the rest of our review report.

Liability limited by a scheme approved under Professional Standards Legislation

Scope

The financial report and directors’ responsibility

The financial report comprises the balance sheet, income statement, statement of changes in equity, cash flow statement, accompanying notes to the financial statements, and the directors’ declaration for Pharmaxis Ltd, for the half-year ended 31 December 2006.

The directors of the company are responsible for the preparation and true and fair presentation of the financial report in accordance with the Corporations Act 2001. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Review approach

We conducted an independent review in order for the company to lodge the financial report with the Australian Securities and Investments Commission. Our review was conducted in accordance with Australian Auditing Standards applicable to review engagements. For further explanation of a review, visit our website http://www.pwc.com/au/financialstatementaudit.

We performed procedures in order to state whether, on the basis of the procedures described, anything has come to our attention that would indicate that the financial report does not present fairly, in accordance with the Corporations Act 2001, Accounting Standard AASB 134: Interim Financial Reporting and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the company’s financial position, and its performance as represented by the results of its operations and cash flows.

We formed our statement on the basis of the review procedures performed, which included:

•	inquiries of company personnel and

•	analytical procedures applied to financial data.

When this review report is included in a document containing the directors’ report, our procedures include reading the director’s report included with the financial report to determine whether it contains any material inconsistencies with the financial report.

These procedures do not provide all the evidence that would be required in an audit, thus the level of assurance provided is less than that given in an audit. We have not performed an audit, and accordingly, we do not express an audit opinion.

Liability limited by a scheme approved under Professional Standards Legislation

While we considered the effectiveness of management’s internal controls over financial reporting when determining the nature and extent of our procedures, our review was not designed to provide assurance on internal controls.

Our review did not involve an analysis of the prudence of business decisions made by directors or management.

Independence

In conducting our review, we followed applicable independence requirements of Australian professional ethical pronouncements and the Corporations Act 2001.

/s/ PricewaterhouseCoopers
PricewaterhouseCoopers

/s/ WHB Seaton
WHB Seaton	Sydney
Partner	8 February 2007

Liability limited by a scheme approved under Professional Standards Legislation

Pharmaxis Ltd ABN 75 082 811 630

Quarterly Report to Shareholders

Issue 13 September—December 2006

Sydney

pharmaxis

Producing human healthcare products to treat and

manage respiratory and autoimmune diseases

Overview

Pharmaxis is a specialty pharmaceutical company with activities spanning product research & development through to manufacture, sales and marketing.

Our therapeutic interests include lung diseases such as cystic fibrosis, asthma, bronchiectasis and chronic obstructive pulmonary disease; and diseases of the immune system such as multiple sclerosis and rheumatoid arthritis.

Our first product, Aridol, is now registered for sale in Australia and Sweden to identify airway hyper-responsiveness and to assist in the diagnosis and management of asthma. Our second product, Bronchitol, is in final clinical trials as a new treatment for cystic fibrosis and chronic obstructive pulmonary diseases such as bronchiectasis and chronic bronchitis.

Pharmaxis Product Development at December 2006

COPD = Chronic Obstructive Pulmonary Disease - a fatal disease of the lungs, related to smoking

Front cover: Regulatory Affairs Manager, Laurence Garceau, celebrating good news from Europe

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8 February 2007

CEO Report

During the December quarter, the European marketing application for Aridol required a sterling effort from the regulatory department as we filed our Mutual Recognition Procedure documents following the Swedish marketing approval.

National approval in Sweden was granted on 20 October 2006 and our team was able to assemble documents for 13 European countries in 30 days — a third of the time normally required. The documents were filed with the various agencies on 22 November and officially accepted by all countries on 5 December. The end of the MRP process should occur during the first quarter of 2007.

Approval in Sweden meant we were finally in a position to manufacture launch stock for our Scandinavian partner. We dispatched our first order to Sweden during the quarter – a milestone signifying Pharmaxis becoming an international exporter.

I hope you find this brief quarterly update of our activities helpful in understanding our business.

/s/ Alan D Robertson
Alan D Robertson, Chief Executive Officer

Aridol wins Swedish approval	Fourth Quarter Highlights
• Aridol approved for marketing in Sweden (its first European country)

• Headline Aridol Phase III U.S. clinical trial results reported

• Bronchitol received fast track status from the U.S. FDA

• Dutch, Italian and Greek distributors for Aridol appointed

Bronchitol fast tracked in US	• First export order to Europe dispatched

Coming Events

	• Completion of bronchiectasis Phase III trial recruitment	Q1 2007

	• Reporting results of bronchiectasis Phase III trial	Q3 2007

	• Outcome of Aridol European Union marketing application	1H 2007

	• Reporting of Aridol COPD study	1H 2007

	• Reporting of Bronchitol COPD hospital trial	1H 2007

	• Initiation of international Phase III Bronchitol CF study	1H 2007

	• Complete enrolment of cystic fibrosis dosing study	1H 2007

Corporate News

New Board director	Following Brigitte Smith’s retirement at the annual general meeting, all non executive directors are now independent. In November, Dr John Villiger joined the board of Pharmaxis. John brings strong international pharmaceutical business building experience to Pharmaxis, having helped to create a successful NASDAQ-listed pharmaceutical company and held senior global roles at Roche. In particular, John’s commercial and regulatory skills will complement and extend those of the existing Board members.

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8 February 2007

Current Regulatory Activities

Aridol gains Swedish approval

Swedish approval granted

As reported in last quarter’s edition, we received Swedish marketing approval for Aridol in October. The registration has allowed us to progress the marketing application for Aridol in the 27 other European Union member states via the Mutual Recognition Procedure. Our first choice countries are Belgium, Denmark, Finland, France, Germany, Greece, Ireland, Italy, Holland, Norway, Portugal, Spain and the United Kingdom. Marketing approval will be sought in the remaining European Union countries later in the year.

Formal meetings have been held with the Canadian regulatory authorities and we plan to file a marketing application for Aridol in Canada during the first half of 2007.

Bronchitol fast tracked

The US Food and Drug Administration (FDA) also designated Bronchitol for cystic fibrosis as a fast track product.

Designation as a fast track product provides for expedited regulatory review of the Bronchitol New Drug Application (NDA) on a rolling basis and follows the FDA and European Medicines Agency previous granting of Bronchitol orphan drug status.

Current Marketing Activities

Aridol endorsed in global asthma guidelines

Aridol included in international guidelines

In asthma, as in many other multifaceted diseases, guidelines drawn up by leading specialists from around the world form the basis of how medical practitioners approach the diagnosis, treatment and management of the disease. The latest edition of the GINA (Global Initiative for Asthma) report which outlines a global strategy for managing and preventing asthma, was released in November. Aridol is now included in this influential publication.

Aridol has also been included in the National Asthma Council of Australia’s latest version of the Asthma Management Handbook. The publication is practical guide by Australian experts to assist healthcare professionals in the diagnosis and management of asthma. The NAC handbook is distributed to respiratory specialists and general practitioners nationally. Together, the two inclusions will substantially increase awareness and encourage further use of Aridol in the future.

Additional distributors for Aridol appointed

More European distributors appointed	We have added to our network of European distributors. In October, Allertec (for Greece) and Italchimici (for Italy), and in December Romedic (for the Netherlands) were appointed to market Aridol in their respective countries. We believe they are excellent marketing partners that will make the most of the Aridol opportunity in their countries.

Australian sales and marketing

Aridol gaining momentum	The sales and marketing team continue to enjoy support from the respiratory physicians and the testing laboratories. New hospitals have signed up as customers and, having completed the first stage of training, awareness and education, our current focus is on increasing the number of tests that are conducted. We are doing this through a variety of initiatives.

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8 February 2007

Current Clinical Activities

Aridol for asthma

Aridol completes clinical development	The results from our Phase III U.S. based pre-registration trial were released in November. We enrolled a total of 501 patients, and the study showed that Aridol performed as well or better than the only currently approved test, methacholine. Additional data analysis is ongoing and we intend to discuss the clinical, non clinical and manufacturing aspects of Aridol with the FDA during the first half of 2007, with a view to submitting the marketing application shortly thereafter.

Aridol for chronic obstructive pulmonary disease

We are expecting the results from our Phase II trial of Aridol in COPD during Q1 2007.

Bronchitol for bronchiectasis

Phase III bronchiectasis trial underway	Bronchiectasis is a chronic respiratory condition and affected patients suffer with continuous coughing and excessive mucus production which disrupts both their social and private lives. Currently, there are no effective therapeutic options available to help relieve the symptoms associated with this condition. Our final Phase III trial before registration is being run in Australia, New Zealand, England and Ireland. This international study closed recruitment at the end of January 2007. Participants in the study are offered an option of continuing on treatment after the formal part of the study has concluded and the uptake rate has been very strong. The first headline data from this comprehensive study are expected mid 2007.

Bronchitol for cystic fibrosis

Bronchitol is a new class of therapeutic designed to restore normal lung defence and normal lung clearance mechanisms in patients with cystic fibrosis.

Phase III CF trial to begin recruiting	Very positive and satisfactory meetings have been held with the European regulatory authorities and we have reached agreement on the number of sites and subjects to be recruited for the Phase III pre-registration trial. The trial will examine subjects over a six month period, followed by an optional six month extension period. A great deal of effort has gone into selecting the right hospitals to participate in the trial and recruitment is expected to begin during the first quarter of 2007 and continue through to the second half of 2008.

The Phase II dose-finding study in subjects with cystic fibrosis taking place in Canada exhausted its available subjects at the participating hospitals. Consequently, new centres have been opened in Argentina to ensure the trial completes with the correct number of subjects. This trial is important for setting the right dose for the U.S. Phase III trial and recruitment is now expected to close during the first half of 2007.

Bronchitol in acute care

New indication for Bronchitol	Patients with severe infections associated with COPD are currently treated with anti-inflammatory agents, antibiotics and bronchodilators. The missing therapy to help the patient deal with their congested lungs is an effective mucus clearing agent. This trial aims to examine the feasibility of using Bronchitol in these circumstances. We expect the study to have completed recruitment and report during the first half of 2007.

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8 February 2007

Current Activities—Research

During the quarter, our research laboratories at the Australian National University in Canberra closed and all research activity centralised in Sydney. Active research programs are underway to identify new treatments for respiratory diseases such as asthma and autoimmune diseases such as multiple sclerosis.

New research initiative	In 2006, Pharmaxis and the University of Sydney were awarded a linkage grant from the Australian Research Council, to commence in early 2007. The grant will allow the Molecular and Microbial Biosciences Department of the University of Sydney to determine the three-dimensional structure of an inflammatory mediator and its known inhibitors.

We will use the information to identify additional compounds that have the potential to become potent and selective pharmaceuticals suitable for pre-clinical development. Diseases such as rheumatoid arthritis, multiple sclerosis, Crohn’s disease and various respiratory diseases all have an inflammatory component, so this research dovetails extremely well with our current disease focus.

Publications and Presentations

Lung Deposition of Mannitol Powder Aerosol in Healthy Subjects. Glover W, Chan HK, Ebrel S, Daviskas E, Anderson S. J Aerosol Med. 2006 Winter; 19 (4):522-532.

New publications	Recovery from bronchoconstriction and bronchodilator tolerance. Haney S, Hancox RJ. Clin Rev Allergy Immunol. 2006 Oct-Dec;31(2-3):181-96.

Over 45 scientific articles have now been published in peer reviewed journals on both Aridol and Bronchitol.

Intellectual Property Portfolio

There has been no material change to the patent portfolio this quarter. Comments have been received on Patent Family 1 from the Japanese examiner and a response has been filed.

		USA	Europe	Australia	ROW
	Patent Family 1—Aridol and Bronchitol	G	P	G	G/P

No material changes to patents	Patent Family 2—Phosphosugar based antinflammatory and/or immunosuppressive drugs	G	G	G	G
	Patent Family 3—Novel phosphosugars containing compounds having anti-inflammatory activity	G	n/a	G	n/a

	Patent Family 4—Novel compounds and methods	G	P	P	G/P

	Patent Family 5—Novel pyrans and methods (PXS25)	NP	NP	NP	NP

	Patent Family 7—Novel inhibitors of TNF (PXS2076)	Prov

G= granted; P = pending; Prov = provisional; PCT = patent cooperation treaty; NP = national phase; ROW = rest of world including Japan;

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8 February 2007

Financial Overview for the December Quarter

We finished the quarter with A$86 million in cash and cash equivalents, and therefore remain well funded to progress our business plan.

Aridol sales for the quarter were A$68,000, with an overall gross margin of 75%. During the period we shipped our first sale of Aridol to Europe following the receipt of Swedish marketing approval. At quarter end we had outstanding customer orders totalling $60,000.

The $1.4 million increase in interest income over the prior comparable quarter reflects a larger balance of invested cash funds held in the current quarter.

Research and development expenses for the quarter increased significantly over the level of expenditure in the prior comparable quarter. Approximately 75 percent of the additional expenditure is the result of an increase in the level of clinical studies during the period, in particular the international Phase III clinical trial of Bronchitol in bronchiectasis. The remainder of the increased expenditure is mainly attributable to the manufacture of product for clinical trials and preclinical development and product stability studies required to support registration applications.

Commercial expenses for the current quarter include both the Australian sales and marketing team and the
UK marketing office, neither of which existed in the prior comparable period.

Administration expenses for the current quarter decreased from the prior comparative quarter, mainly because of one-off costs in the comparable quarter in relation to listing the Company on Nasdaq and staff relocation expenses.

Foreign exchange gains and losses relate to the movement in foreign exchange rates between the point in time when invoices from overseas suppliers are booked as liabilities and the date on which the invoices are paid.

Income tax expense relates to income generated by our UK subsidiary which is reimbursed for its expenditure on a cost plus basis.

During the current quarter we used net cash of $4.5 million for operating activities. This consisted of a net loss for the quarter of $7.0 million, which included non-cash depreciation and amortisation of approximately $200,000 and non-cash stock option expense of approximately $307,000, and working capital movements of approximately $2.0 million. Net cash used in investing activities during the quarter was approximately $450,000, predominantly relating to the purchase of plant and equipment for quality control expansion. Net cash flows from investing activities of approximately $156,000 relate to the exercise of employee options.

Jane Sugden	Pharmaxis Ltd
Investor Relations and Communications	ABN 75 082 811 630
jane.sugden@pharmaxis.com.au	2/10 Rodborough Road
Telephone: 02 9454 7230	Frenchs Forest, NSW

7

Australian Generally Accepted Accounting Principles

(Unaudited)

(‘000 except per share data)

Income Statement

	Three months ended		Year-to-date
	31-Dec-06	31-Dec-05	31-Dec-06	31-Dec-05
	A$	A$	A$	A$
Revenue from sale of goods	68	—	117	—
Cost of sales	(20)	—	(29)	—

Gross profit	48	—	88	—
Other income
Interest	1,366	997	2,776	1,436
Grant income	688	72	1,187	431
Expenses
Research & development	7,251	3,113	13,772	5,646
Commercial	919	397	1,616	603
Administration	981	1,217	1,881	2,182
Foreign exchange gains (losses)	(8)	—	52	—

Total expenses	9,143	4,727	17,321	8,431

Net loss before tax	(7,041)	(3,658)	(13,270)	(6,564)
Income tax expense	6	—	8	—

Net loss after tax	(7,047)	(3,658)	(13,278)	(6,564)

Basic and diluted earnings (loss) per share - $	(0.040)	(0.023)	(0.075)	(0.045)
Depreciation & amortisation	238	307	455	532
Fair value of options issued under employee plan	307	247	629	404

Balance Sheet Data

	As at
	31-Dec-06	30-Jun-06
	A$	A$
Cash and cash equivalents	86,073	97,840
Plant & equipment	3,637	3,205
Intangible assets	1,181	1,195
Total assets	93,168	104,267
Total liabilities	(6,750)	(5,378)
Total shareholders’ equity	(86,419)	(98,888)

Cash Flow Data

	Three months ended		Year-to-date
	31-Dec-06	31-Dec-05	31-Dec-06	31-Dec-05
	A$	A$	A$	A$
Cash flows from operating activities	(4,554)	(2,596)	(11,071)	(5,579)
Cash flows from investing activities	(449)	(562)	(876)	(976)
Cash flows from financing activities	156	79,552	179	79,600

Net increase (decrease) in cash held	(4,847)	76,394	(11,768)	73,045

Ordinary Share Data

	As at
	31-Dec-06	30-Jun-06
Ordinary shares on issue	177,356	176,904
Options over ordinary shares outstanding	10,330	9,692

US Generally Accepted Accounting Principles

(Unaudited)

(‘000 except per share data)

Statement of Operations

	Three months ended			Six months ended
	Dec-31-05	Dec-31-06	Dec-31-06	Dec-31-05	Dec-31-06	Dec-31-06
	A$	A$	US$(1)	A$	A$	US$(1)
Revenue from sale of goods	—	68	53	—	117	93
Cost of sales	—	(20)	(16)	—	(29)	(23)

Gross profit	—	48	37	—	88	70

Operating expenses
Research & development	2,904	6,397	5,043	4,965	12,250	9,658
Commercial	362	856	675	538	1,486	1,172
General and administrative	1,119	865	682	2,049	1,649	1,300
Amortization of intangible assets	23	38	30	45	68	54
Fair value of stock options issued to employees
Research & development	120	144	114	212	289	228
Commercial	29	63	50	59	130	103
General and administrative	98	100	79	132	210	165

Total operating expenses	4,655	8,463	6,673	8,000	16,082	12,680

Loss from operations	(4,655)	(8,415)	(6,636)	(8,000)	(15,994)	(12,610)
Interest and other income	997	1,366	1,077	1,436	2,776	2,189
Foreign exchange gains (losses)	—	8	6	—	(52)	(41)

Net loss before tax	(3,658)	(7,041)	(5,553)	(6,564)	(13,270)	(10,462)
Income tax expense	—	(6)	(5)	—	(8)	(6)

Net loss	(3,658)	(7,047)	(5,558)	(6,564)	(13,278)	(10,468)

Basic and diluted net loss per ADS	(0.023)	(0.040)	(0.031)	(0.045)	(0.075)	(0.059)
Depreciation & amortisation	295	226	178	508	431	340

Balance Sheet Data

	As at
	30-Jun-06	31-Dec-06	31-Dec-06
	A$	A$	US$(1)
Cash and cash equivalents	97,840	86,073	67,860
Plant & equipment	3,289	3,779	2,979
Intangible assets	1,057	1,010	796
Total assets	104,213	93,139	73,431
Total liabilities	(5,325)	(6,720)	(5,298)
Total shareholders’ equity	(98,888)	(86,419)	(68,133)

Cash Flow Data

	Three months ended			Year-to-date
	Dec-31-05	Dec-31-06	Dec-31-06	Dec-31-05	Dec-31-06	Dec-31-06
	A$	A$	US$(1)	A$	A$	US$(1)
Net cash used in operating activities	(2,596)	(4,554)	(3,591)	(5,458)	(11,071)	(8,728)
Net cash used in investing activities	(562)	(449)	(354)	(976)	(876)	(691)
Net cash provided by financing activities	79,552	156	123	79,600	179	141

Net increase in cash and cash equivalents	76,394	(4,847)	(3,822)	73,166	(11,768)	(9,278)

American Depositary Share Data

	As at
	30-Jun-06	31-Dec-06
Equivalent ADSs on issue	11,794	11,824
Equivalent Options over ADSs outstanding	646	689

(1)	Convenience translation into U.S. dollars from Australian dollars based upon rate on December 31, 2006

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHARMAXIS LTD

Date:	February 8, 2007	By:	/s/ David M. McGarvey
David M. McGarvey
Chief Financial Officer